UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34744

Jingwei International Limited – The NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park, Nanshan District, Shenzhen, PRC 518057
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $ 0.001 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[_] 17 CFR240. 12d2-2(a)(1)

[_] 17 CFR240. 12d2-2(a)(2)

[_] 17 CFR240. 12d2-2(a)(3)

[_] 17 CFR240.12d2-2(a)(4)

[_] Pursuant to 17 CFR 240. 12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240. 12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Jingwei International Limited (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 20, 2012	By:	/s/ George Du	Chairman and Chief Executive Officer
Date	Name:	George Du	Title

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